SUB-ITEM 77C

     As of July 13, 2004, the majority shareholder of the Preferred Value Fund approved by written consent the Subadvisor Agreement between Caterpillar Investment Management Ltd. ("CIML") and Lord, Abbett & Co. LLC with respect to a portion of the Preferred Value Fund.

     As of July 13, 2004, the majority shareholder of the Preferred Asset Allocation Fund approved by written consent the Subadviser Agreement between Caterpillar Investment Management Ltd. ("CIML") and PanAgora Asset Management, Inc. with respect to the Preferred Asset Allocation Fund.